Exhibit (a)(1)(C)

Offer to Purchase for Cash
All Outstanding Shares of Class A and Class B Common Stock
of
LeapFrog Enterprises, Inc.
at
$1.00 Net Per Share
by
Bonita Merger Sub, L.L.C.
an indirect wholly-owned subsidiary of
VTech Holdings Limited

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY
TIME, ON APRIL 1, 2016, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:	March 3, 2016

        We have been engaged by LeapFrog Enterprises, Inc. ("LeapFrog") to act as Information Agent in connection with the offer by Bonita Merger Sub, L.L.C., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of VTech Holdings Limited ("VTech"), to purchase all issued and outstanding shares of Class A common stock ("Class A Shares") and Class B common stock ("Class B Shares"), each having a par value of $0.0001 per share (collectively, the "Shares"), of LeapFrog, at a price of $1.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2016 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        Enclosed herewith are copies of the following documents:

  1.
  Offer to Purchase dated March 3, 2016;

  2.
  Letter of Transmittal to be used by stockholders of LeapFrog in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used); and

  3.
  A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients' instructions with regard to the Offer.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 5, 2016, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of February 29, 2016 (as it may be further amended from time to time, the "Merger Agreement"), by and among VTech, the Purchaser, and LeapFrog. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of the conditions to the Merger, the Purchaser will be merged with and into LeapFrog (the "Merger") as soon as practicable without a vote of the stockholders of LeapFrog in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), with LeapFrog surviving the Merger as an indirect wholly-owned subsidiary of VTech.

        The board of directors of LeapFrog unanimously: (i) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, LeapFrog and its stockholders, (ii) authorized and approved the execution and delivery by LeapFrog of the Merger Agreement and the performance by

LeapFrog of its covenants and agreements contained therein, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL, upon satisfaction or due waiver of the conditions to the Merger as set forth in the Merger Agreement, and (iv) resolved to recommend that the holders of the Shares tender their Shares to the Purchaser in the Offer and (to the extent necessary) adopt the Merger Agreement upon the terms and subject to the conditions set forth in the Merger Agreement (as detailed within the Offer to Purchase).

        There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being tendered and not validly withdrawn that number of Shares which, upon the consummation of the Offer (for the avoidance of doubt, assuming that the Class B Shares validly tendered (and not validly withdrawn) will convert to Class A Shares at the time of the consummation of the Offer), when added to any Shares beneficially owned by VTech and the Purchaser, would represent at least (A) a majority of the voting power of the sum of the aggregate voting power of the number of (x) Class A Shares outstanding immediately after the consummation of the Offer plus (y) Class A Shares that LeapFrog would be required to issue pursuant to the conversion or exercise of all options and other rights and securities convertible into or exercisable for Class A Shares, regardless of the conversion, exercise price, vesting schedule or other terms and conditions thereof; and (B) that number of outstanding Class B Shares as would allow VTech to lawfully consummate the Merger in accordance with Section 251(h) of the DGCL (the "Minimum Condition"). The Offer is also subject to the satisfaction of certain other conditions described in this Offer to Purchase. See Section 14—"Conditions of the Offer" of the Offer to Purchase for a description of the conditions to the Offer.

        We request that you contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 11:59 p.m., New York City time, on April 1, 2016, unless extended.

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price, regardless of any extension of the Offer or any delay in making payment.

        Neither the Purchaser nor VTech will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

        Questions may be directed to us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,
OKAPI PARTNERS LLC

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, VTECH OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.